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                             June 29, 2022

       Vincent Or
       Chief Financial Officer
       Junee Ltd
       Studio 20, 11 F, International Plaza
       20 Sheung Yuet Road
       Kowloon Bay, Kowloon, Hong Kong

                                                        Re: Junee Ltd
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted May 31,
2022
                                                            CIK No. 0001897087

       Dear Mr. Or:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1 submitted May 31, 2022

       Cover Page

   1. We note your disclosure in response to comment 1. Both on the cover page and in the summary risk factors
and risk factors sections, where you describe how cash is transferred through your
organization, please expand to disclose that, to the extent cash in the business is in Hong
Kong or a Hong Kong entity, the funds may not be available to fund operations or for other
use outside of Hong Kong due to interventions in or the imposition of restrictions and
limitations on the ability of you or your subsidiaries by the PRC government to transfer
cash. We note the cross-reference to this discussion; however, please provide similar
disclosure above, in addition to the cross-reference.
 Vincent Or
FirstName
Junee Ltd LastNameVincent Or
Comapany
June       NameJunee Ltd
     29, 2022
June 29,
Page 2 2022 Page 2
FirstName LastName



Summary of Risk Factors
Risks Related to Our Corporate Structure, page 5

2. We note your disclosure here and throughout the prospectus that "Our Company currently does not have any substantive operations in Mainland China. Accordingly, the laws and regulations of the PRC do not currently have any material impact on our business, financial condition, and results of operations." Balance this disclosure here and throughout the prospectus with a discussion of the possible ramifications if the company did become subject to PRC laws/authorities, including that it could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue its current business operations.
3. We note your disclosure in response to comment 3. Please further revise your disclosure in the summary of risk factors to individually and specifically address the risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice.

         For each risk here including the risks also described on the cover page, provide an individual cross-reference to the title of the relevant detailed risk factor, rather than only the page number.

Recent Regulatory Developments in the PRC, page 10

4. We note your disclosure in response to comment 5. Please expand your disclosure to:

                State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied; and

                Specifically address the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain required permissions or approvals, (ii)
              inadvertently conclude that such permissions or approvals are not required, or (iii)
              applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We note your current disclosure on pages
              11 and 12. Please do not limit your discussion to consequences if the CSRC or any other governmental agency subsequently determines that approval was needed for the completion of this offering.
5. We note your statements that "neither we nor our subsidiary is covered by permission requirements from CSRC or any other governmental agency that is required to approve our operations...[or...list] on an exchange in the U.S." and "...neither we nor our subsidiary is covered by permission requirements from the CAC or any other government agency that is required to approve our operations." Please expand these statements here and in
 Vincent Or
Junee Ltd
June 29, 2022
Page 3
         your risk factors to disclose the basis for these conclusions. Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19 on Our Business, page 50

6. We note your disclosure that the "outbreak of COVID-19 in Hong Kong in early 2022 has put some of OPS HK's projects on hold." Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by any recent pandemic-related lockdowns in China or Hong Kong and (2) the impact of consumer demand declines in China or Hong Kong. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.
Exhibit, page II-3

7. We note your disclosure that "as confirmed by our PRC counsel, Jincheng Tongda & Neal
         Law Firm, as of the date of this prospectus, neither we nor our subsidiary is covered by permission requirements from CSRC or any other governmental agency that is required to approve our operations" and "[a]s confirmed by our PRC counsel, Jincheng
         Tongda & Neal Law Firm, based on their understanding of the PRC laws and regulations that are currently in effect, neither we nor our subsidiary, OPS HK, are currently subject to the cybersecurity review by the CAC as provided under the Measures." Please ensure that you provide counsel's consent. In this regard, we note that the legal opinion filed as
         Exhibit 99.11 is limited to Article 177 of PRC Securities Law.
       You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacey K. Peikin at 202-551-6223 or Jennifer L pez Molina at 202-551-3792 with any other questions.



FirstName LastNameVincent Or                                    Sincerely,
Comapany NameJunee Ltd
                                                                Division of
Corporation Finance
June 29, 2022 Page 3                                            Office of Trade
& Services
FirstName LastName